

Mail Stop 3030

February 11, 2009

<u>Via Facsimile and U.S. Mail</u>

Mr. H.James Serrone
Chief Financial Officer
Torotel, Inc.
620 No. Lindenwood Drive
Olathe, KS 66062

> **Re: Torotel, Inc.**
> **Form 10-KSB for the Fiscal Year Ended April 30, 2008**
> **Filed July 28, 2008**
> **Form 10-Q for the Quarter Ended October 31, 2008**
> **File No. 333-136424**

Dear Mr. Serrone:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended April 30, 2008

Item 8A(T). Controls and Procedures, page 19

1.   The language that is currently included after the word "effective" in your disclosure here and within your October 31, 2008 and July 31, 2008 Forms 10-Q appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e) of the Exchange Act. Please remove the language in your future filings or revise the disclosure in future filings so that the language that appears after the word "effective" is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e).

Financial Statements, page 21

Notes to Consolidated Financial Statements, page 26

Note A. Summary of Significant Accounting Policies, page 26

-Revenue Recognition, page 26

2.   We note that you recognize revenue on the date that your product is shipped to the customer. Please revise this note in future filings to clearly disclose how you meet the revenue recognition criteria outlined in SAB Topic 13 to recognize revenue upon shipment.

3.   We further note from page 3 that you entered into arrangements to sell your products through manufacturers' representatives. Please revise this note in your future filings to explain the nature and significant terms of these arrangements with these representatives, including any post shipment obligations and acceptance provisions that may exist and how you account for such obligations. Within your discussion, please explain if you grant price concessions to your manufacturer representatives and if so, tell us how you account for price concessions.

-Share-based compensation, page 28

4.   Please revise your "unearned stock compensation" column presented within your consolidated statement of changes in stockholders' equity on page 24 in future filings to comply with paragraph 74 of SFAS 123(R) that states "any unearned or deferred compensation (contra-equity accounts) related to those earlier awards shall be eliminated against the appropriate equity accounts."

Note B. Inventory, page 30

5.   You state that you decreased your reserve for obsolete and excess inventory by $100,000 during fiscal 2007 due to a new report that provided better information for evaluating obsolete and excess inventory. Based on your disclosure, it appears that this adjustment reduced the inventory reserve, and therefore had the effect of increasing the inventory value recorded in your financial statements. Tell us how your accounting complies with SAB Topic 5.BB, which states that inventory charges are permanent reductions to inventory cost and reductions to the reserve should not generally occur before the effected inventory is disposed.

Form 10-Q for the Quarter Ended October 31, 2008

Exhibits 31.1 and 31.2

6.   We note here and within your July 31, 2008 Form 10-Q that your certifications filed pursuant to Exchange Act Rule 13a-14(a) are not in the exact form prescribed by Item 601(b)(31) of Regulation S-K. For instance, we note in paragraph 3 that you replaced the word "registrant" with "Torotel." Please revise your future filings to include certifications that conform to the exact wording required by Item 601(b)(31) of Regulation S-K.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief